Exhibit 99.1

Integrated Media Technology Limited subsidiary Marvel Digital was Ranked 9th in Deloitte's Technology Fast 20 Program (TF20) for 2017

Date: 4th October, 2017

Integrated Media Technology Limited ("IMT or the Company") (ASX:ITL) (Nasdaq: IMTE), is pleased to announce that it's subsidiary Marvel Digital Limited ("MDL"), has been ranked 9th as part of Deloitte's Technology Fast 20 Program ("TF20") for 2017. The ranking was announced at the TF20 award ceremony held on 27 September 2017 at the Exchange Auditorium of the Hong Kong Stock Exchange.

The TF20 recognizes technology companies that have independent intellectual property or proprietary technology that have achieved remarkable business growth over the past three years. MDL has reported very strong 3-year average growth in revenue and is devoted to changing the world's perspective by making 4K/8K glasses-free 3D visualization more accessible, innovative and cost-effective.

The other winners came from a wide spectrum of industries, spanning from FinTech, AI, software, hardware, biotech, media and e-commerce.

This honor represents an encouraging recognition of MDL's progress, business model, prospects, corporate governance and social responsibility. IMT through its subsidiary MDL aims to continue to strengthen its core competencies and promote growth of its glasses-free 3D visualization business.

Mr. Perry Wong (middle) represented Marvel Digital to get the trophy of
Deloitte-HK Tech Fast 20 award ceremony

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Deloitte-HK Tech Fast 20 winners Top 6-10

On behalf of the board,

Your sincerely

/S/ Dr. Herbert Ying Chiu Lee

Herbert Ying Chiu Lee

Chairman

Level 7, 420 King William Street, Adelaide SA 5000, Australia	Page 2 of 2
T: +61 8 7324 6018 F: +61 8 8312 0248 www.imtechltd.com A.B.N. 98 132 653 948